Exhibit 21.1

Subsidiaries of the Registrant:

1.	ExlService.com, Inc., a Delaware corporation

2.	ExlService (UK) Limited, an entity formed in the United Kingdom

3.	ExlService.com India Private Limited, an Indian corporation (subsidiary of ExlService.com, Inc.)

4.	Noida Customer Operations Private Limited, an Indian corporation (subsidiary of ExlService.com India Private Limited)

5.	Exl Support Service Limited, an Indian corporation (subsidiary of ExlService.com India Private Limited)